July 18, 2011

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:  United States Steel Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     File No. 001-16811

Dear Mr. O'Brien:

This letter is in response to your letter of July 5, 2011 regarding the subject filings.

United States Steel Corporation ("U. S. Steel") is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the "Commission"). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Results of Operations, page 24
1. We have read your response to comment 5 from our letter dated May 31, 2011. It is still not clear why your gross margin decreased from 6.6% to 5% between the 2011 and 2010 periods. Your analysis of segment results on pages 26 and 27 of your Form 10-Q identifies the factors impacting your income/loss from operations but it does not clearly discuss whether any of your segments reported a negative gross margin (sales - cost of sales), which is useful information to an investor. Please tell us and revise your disclosure in future filings to communicate to investors your gross margin by segment. If any of your segments reported negative margins please tell us the contributing factors. Refer to Sections 501.04 and .05 of the Financial Reporting Codification for guidance.

Response:
We believe that the Commission's comment relates to our response to comment 6 from your letter dated May 31, 2011, and we provide the following response based upon this belief.

In future filings, U. S. Steel will disclose gross margin by reportable segment. The following represents U. S. Steel's gross margin by reportable segment for the March 31, 2011 and March 31, 2010 periods:

               Quarter Ended  Quarter Ended
Segment          March 31,      March 31,
                    2011           2010
Flat-rolled         3.6%           4.0%
USSE                5.6%           8.3%
Tubular             9.7%          14.5%

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me (412-433-1166), or, in my absence, William King, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-2877) or Jack Moran, Senior Counsel - Corporate (412-433-2890) directly.

Sincerely,

/s/ Gregory A. Zovko
Gregory A. Zovko



cc: Robert M. Stanton
Assistant General Counsel